Exhibit 99.1

SINGAPORE (June 14, 2023) Karoooo Limited (“Karooooo”) announces submission of Form 20-F and details of the annual general meeting.

No Change Statement

Shareholders are advised that Karooooo’s Annual Report (Form 20-F), incorporating the audited consolidated annual financial statements for the financial year ended 28 February 2023, on which the Company’s auditors, Ernst & Young LLP, expressed an unqualified audit opinion, are available on the Company’s website at www.karooooo.com. The audited consolidated annual financial statements contain no modifications to the preliminary results which were released on 8 May 2023 in the US and on 9 May 2023 in SA.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held by way of electronic communication on Wednesday, 12 July 2023 at 12:00 South African time (6:00am Eastern Time) for purposes of dealing with the ordinary and special business of an annual general meeting. The record date for both distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is Wednesday, 7 June 2023.

The Notice of Annual General Meeting and Annual Financial Statements will be distributed to shareholders in accordance with the requirements of the Singapore Companies Act on 20 June 2023.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,700,000 connected vehicles and equipment. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.